EXHIBIT 99.1

FIRSTSERVICE CORPORATION

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

First Quarter

March 31, 2011

FIRSTSERVICE CORPORATION
CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)
(Unaudited)
(in thousands of US dollars, except per share amounts) - in accordance with accounting principles generally accepted in the
United States of America

	Three months
	ended March 31
	2011	2010

Revenues	$478,382	$402,391

Cost of revenues	300,614	248,822
Selling, general and administrative expenses	156,203	134,485
Depreciation	7,136	6,760
Amortization of intangible assets	4,934	4,751
Acquisition-related items (note 5)	872	(4,559)
Operating earnings	8,623	12,132

Interest expense, net	4,381	4,076
Other expense (income), net (note 6)	1,077	1,632
Earnings before income tax	3,165	6,424
Income tax (note 7)	4,455	(213)
Net (loss) earnings	(1,290)	6,637

Non-controlling interest share of earnings	246	4,348
Non-controlling interest redemption increment (note 10)	5,816	290
Net (loss) earnings attributable to Company	(7,352)	1,999
Preferred share dividends	2,525	2,525

Net loss attributable to common shareholders	$(9,877)	$(526)

Net loss per common share (note 11)
Basic	$(0.33)	$(0.02)

Diluted	$(0.33)	$(0.02)

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION
CONSOLIDATED BALANCE SHEETS
(Unaudited)
(in thousands of US dollars) - in accordance with accounting principles generally accepted in the United States of America

	March 31, 2011	December 31, 2010
Assets
Current Assets
Cash and cash equivalents	$85,326	$100,359
Restricted cash	3,811	4,337
Accounts receivable, net of allowance of $19,270 (December 31, 2010 - $18,752)	255,168	262,654
Income tax recoverable	10,625	7,211
Inventories	11,879	9,140
Prepaid expenses and other current assets	28,431	23,036
Deferred income tax	11,377	12,893
	406,617	419,630

Other receivables	8,628	8,452
Other assets	18,878	19,352
Fixed assets	84,472	86,134
Deferred income tax	21,981	22,922
Intangible assets	189,878	193,194
Goodwill	383,673	379,857
	707,510	709,911
	$1,114,127	$1,129,541

Liabilities and shareholders' equity
Current Liabilities
Accounts payable	$69,257	$72,263
Accrued liabilities	221,049	273,894
Income tax payable	-	3,261
Unearned revenues	23,508	22,143
Long-term debt - current (note 8)	39,360	39,249
Deferred income tax	-	1,094
	353,174	411,904

Long-term debt - non-current (note 8)	259,325	201,491
Convertible debentures (note 8)	77,000	77,000
Contingent acquisition consideration	10,535	12,088
Other liabilities	21,643	20,277
Deferred income tax	31,604	33,175
	400,107	344,031
Non-controlling interests (note 10)	175,938	174,358

Shareholders' equity
Preferred shares (note 13)	144,307	144,307
Common shares	110,656	106,473
Contributed surplus	26,509	26,782
Deficit	(133,583)	(110,553)
Accumulated other comprehensive earnings	37,019	32,239
	184,908	199,248
	$1,114,127	$1,129,541

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(Unaudited)
(in thousands of US dollars, except share information) - in accordance with accounting principles generally accepted in the United States of America

	Preferred shares		Common shares				Accumulated
	Issued and		Issued and				other	Total
	outstanding		outstanding		Contributed		comprehensive	shareholders'
	shares	Amount	shares	Amount	surplus	Deficit	earnings	equity

Balance, December 31, 2009	5,772,274	$144,307	29,624,910	$90,994	$26,028	$(114,016)	$18,721	$166,034
Comprehensive loss
Net loss	-	-	-	-	-	6,637	-	6,637
Foreign currency
translation adjustments	-	-	-	-	-	-	4,702	4,702
Less: amount attributable
to NCI	-	-	-	-	-	-	(181)	(181)
Comprehensive loss								11,158
NCI share of earnings	-	-	-	-	-	(4,348)	-	(4,348)
NCI redemption increment	-	-	-	-	-	(290)	-	(290)
Subsidiaries’ equity
transactions	-	-	-	-	(62)	-	-	(62)

Subordinate Voting Shares:
Stock option expense	-	-	-	-	839	-	-	839
Stock options exercised	-	-	228,750	4,240	(1,257)	-	-	2,983
Tax benefit on options
exercised	-	-	-	-	60	-	-	60
Preferred Shares:
Dividends (note 13)	-	-	-	-	-	(2,525)	-	(2,525)
Balance, March 31, 2010	5,772,274	$144,307	29,853,660	$95,234	$25,608	$(114,542)	$23,242	$173,849

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(Unaudited)
(in thousands of US dollars, except share information) - in accordance with accounting principles generally accepted in the United States of America

	Preferred shares		Common shares				Accumulated
	Issued and		Issued and				other	Total
	outstanding		outstanding		Contributed		comprehensive	shareholders'
	shares	Amount	shares	Amount	surplus	Deficit	earnings	equity

Balance, December 31, 2010	5,772,274	$144,307	30,318,274	$106,473	$26,782	$(110,553)	$32,239	$199,248
Comprehensive earnings:
Net loss	-	-	-	-	-	(1,290)	-	(1,290)
Foreign currency
translation adjustments	-	-	-	-	-	-	4,983	4,983
Less: amount attributable
to NCI	-	-	-	-	-	-	(203)	(203)
Comprehensive earnings								3,490
NCI share of earnings	-	-	-	-	-	(246)	-	(246)
NCI redemption increment	-	-	-	-	-	(5,816)	-	(5,816)
Subsidiaries’ equity
transactions	-	-	-	-	12	-	-	12

Subordinate Voting Shares:
Stock option expense	-	-	-	-	1,066	-	-	1,066
Stock options exercised	-	-	223,500	6,047	(1,668)	-	-	4,379
Tax benefit on options
exercised	-	-	-	-	317	-	-	317
Purchased for cancellation	-	-	(468,770)	(1,864)	-	(13,153)	-	(15,017)
Preferred Shares:
Dividends (note 13)	-	-	-	-	-	(2,525)	-	(2,525)
Balance, March 31, 2011	5,772,274	$144,307	30,073,004	$110,656	$26,509	$(133,583)	$37,019	$184,908

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
(in thousands of US dollars) - in accordance with accounting principles generally accepted in the United States of America

	Three months ended
	March 31
	2011	2010
Cash provided by (used in)

Operating activities
Net (loss) earnings	$(1,290)	$6,637

Items not affecting cash:
Depreciation and amortization	12,070	11,511
Deferred income tax	(766)	(393)
Other	2,990	(7,362)

Changes in non-cash working capital:
Accounts receivable	7,643	9,890
Inventories	(2,740)	(605)
Prepaid expenses and other current assets	(5,685)	179
Payables and accruals	(63,513)	(46,668)
Unearned revenues	1,365	2,584
Other liabilities	774	(969)
Net cash used in operating activities	(49,152)	(25,196)

Investing activities
Acquisitions of businesses, net of cash acquired (note 4)	(1,184)	(2,432)
Purchases of fixed assets	(5,344)	(6,293)
Other investing activities	(504)	670
Net cash used in investing activities	(7,032)	(8,055)

Financing activities
Increase in long-term debt	69,945	5,221
Repayment of long-term debt	(12,000)	(5,000)
Purchases of non-controlling interests	(1,438)	(45)
Proceeds received on exercise of options	4,379	2,983
Incremental tax benefit on stock options exercised	317	60
Dividends paid to preferred shareholders	(2,525)	(2,525)
Distributions paid to non-controlling interests	(3,822)	(1,385)
Repurchases of subordinate voting shares	(15,017)	-
Net cash provided by (used in) financing activities	39,839	(691)

Effect of exchange rate changes on cash	1,312	4,363

Decrease in cash and cash equivalents	(15,033)	(29,579)

Cash and cash equivalents, beginning of period	100,359	99,778
Cash and cash equivalents, end of period	$85,326	$70,199

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2011
(Unaudited)
(in thousands of US dollars, except per share amounts)

1.           DESCRIPTION OF THE BUSINESS – FirstService Corporation (the “Company”) is a provider of real estate-related services to commercial, institutional and residential customers in North America and various countries around the world.  The Company’s operations are conducted in three segments: Commercial Real Estate (“CRE”) Services, Residential Property Management and Property Services.  The Company operates as Colliers International within CRE; FirstService Residential Management, American Pool Enterprises and various regional brands within Residential Property Management; and Field Asset Services and several franchise brands within Property Services.

2.           SUMMARY OF PRESENTATION – These condensed consolidated financial statements have been prepared by the Company in accordance with the disclosure requirements for the presentation of interim financial information pursuant to applicable Canadian securities law.  Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with generally accepted accounting principles (“GAAP”) in the United States of America have been condensed or omitted in accordance with such disclosure requirements, although the Company believes that the disclosures are adequate to make the information not misleading.  These interim financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2010.

These interim financial statements follow the same accounting policies as the most recent audited consolidated financial statements, except as noted below.  In the opinion of management, the condensed consolidated financial statements contain all adjustments necessary to present fairly the financial position of the Company as at March 31, 2011 and the results of operations and its cash flows for the three month period ended March 31, 2011.  All such adjustments are of a normal recurring nature.  Certain prior period amounts have been reclassified to conform with the current period presentation.  The results of operations for the three month period ended March 31, 2011 are not necessarily indicative of the results to be expected for the year ending December 31, 2011.

3.           IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS – On January 1, 2011, the Company adopted a consensus of the Emerging Issues Task Force on multiple-deliverable revenue arrangements (ASU 2009-13).  This consensus provides amendments to the existing criteria for separating consideration in multiple-deliverable revenue arrangements, and is expected to result in more separation of revenue elements than under existing accounting guidance.  The consensus also requires enhanced disclosures of the nature and terms of an entity’s multiple-deliverable arrangements, significant estimates, timing of delivery or performance and the general timing of revenue recognition.  The adoption of this consensus did not have a material effect on the Company’s results of operations or financial position.

4.           ACQUISITIONS – During the three months ended March 31, 2011, the Company completed two individually insignificant acquisitions.  The acquisitions included a CRE service firm operating in the western United States and a Residential Property Management firm operating in North and South Carolina.  The acquisitions expand the Company’s geographic presence to new markets.  The acquisition date fair value of consideration transferred was as follows: cash of $1,184 and contingent consideration of $323.  The consideration was allocated as follows: intangible assets $771; net tangible assets and liabilities $97; non-controlling interests $228; and goodwill $867.  No acquisitions were completed in the three month period ended March 31, 2010.

Certain vendors, at the time of acquisition, are entitled to receive a contingent consideration payment if the acquired businesses achieve specified earnings levels during the one- to four-year periods following the dates of acquisition.  The ultimate amount of payment is determined based on a formula, the key inputs to which are (i) a contractually agreed maximum payment; (ii) a contractually specified earnings level and (iii) the actual earnings for the contingency period.  If the acquired business does not achieve the specified earnings level, the maximum payment is reduced for any shortfall, potentially to nil.

For acquisitions made after December 31, 2008, unless it contains an element of compensation, contingent consideration is recorded at fair value each reporting period.  The fair value recorded on the consolidated balance sheet as at March 31, 2011 was $13,788 (see note 9).  The estimated range of outcomes (undiscounted) for these contingent consideration arrangements is $15,700 to a maximum of $18,500.  The compensation element is recorded on a straight line basis over the contingency period and as of March 31, 2011 totaled $2,123, and was recorded in “Other liabilities” on the balance sheet.  The estimated range of outcomes related to the compensation element is $9,400 to a maximum of $11,100.  During the three months ended March 31, 2011, no amounts were paid with reference to such contingent consideration (2010 - nil). The contingencies will expire during the period extending to December 2013.

The contingent consideration on acquisitions completed before January 1, 2009 is recorded when the contingencies are resolved and the consideration is paid or becomes payable, at which time the Company records the fair value of the consideration paid or payable as additional costs of the acquired businesses.  The total contingent consideration recognized or paid for the three month period ended March 31, 2011 was nil (2010 - nil).  The amount payable as at March 31, 2011 was nil (December 31, 2010 - nil).  As at March 31, 2011, there was contingent consideration outstanding of up to a maximum of $8,400 (December 31, 2010 - $8,400) in respect of pre-January 1, 2009 acquisitions.  These contingencies will expire during the period extending to September 2011.

5.           ACQUISITION-RELATED ITEMS - Acquisition-related expense (income) is comprised of the following:

	Three months ended
	March 31
	2011	2010

Resolution of acquisition-related liability	$-	$(4,593)
Contingent consideration compensation expense	591	-
Contingent consideration fair value adjustments	70	(137)
Transaction costs	211	171
	$872	$(4,559)

The resolution of the acquisition-related liability was related to a potential sales tax liability of an acquired entity which became statute barred during the quarter ended March 31, 2010.

6.           OTHER EXPENSE (INCOME) - Other expense (income) is comprised of the following:

	Three months ended
	March 31
	2011	2010

Loss from equity method investments	$1,207	$1,661
Other	(130)	(29)
	$1,077	$1,632

7.           INCOME TAX – The provision for income tax for the three months ended March 31, 2011 reflected an effective tax rate of 141% relative to the combined statutory rate of approximately 28%.  A valuation allowance recorded against deferred tax assets on net operating loss carry-forwards in the CRE segment related to the current period resulted in an increase to the effective tax rate.

During the three months ended March 31, 2011, the Company recognized a valuation allowance against deferred income tax assets in the amount of $3,970 (2010 - $3,898).  The total valuation allowance as of March 31, 2011 was $59,594 (December 31, 2010 - $55,624).

8.           LONG-TERM DEBT – The Company has an amended and restated credit agreement with a syndicate of banks to provide a $225,000 committed senior revolving credit facility with a five year term ending September 7, 2012.  The revolving credit facility bears interest at 0.75% to 1.30% over floating reference rates, depending on certain leverage ratios.

The revolving credit facility and the Company’s three outstanding issues of Senior Notes rank equally in terms of seniority.  The Company has granted the lenders and Note-holders various security including the following: an interest in all of the assets of the Company including the Company’s share of its subsidiaries, an assignment of material contracts and an assignment of the Company’s “call” option with respect to shares of the subsidiaries held by non-controlling interests.

The covenants require the Company to maintain certain ratios including financial leverage, fixed charge coverage, interest coverage and net worth.  The Company is limited from undertaking certain mergers, acquisitions and dispositions without prior approval.

The Company has issued and outstanding $77,000 principal amount of 6.50% convertible unsecured subordinated debentures (“Convertible Debentures”) with a maturity date of December 31, 2014.  At the holder’s option, the Convertible Debentures may be converted at any time prior to maturity into Subordinate Voting Shares based on an initial conversion rate of approximately 35.7143 common shares per $1,000 principal amount of Convertible Debentures (which represents an initial conversion price of $28.00 per share).  The Company may also, at its option, redeem the Convertible Debentures at any time on or after December 31, 2012.  Subject to specified conditions, the Company has the right to repay the outstanding principal amount of the Convertible Debentures, on maturity or redemption, through the issuance of Subordinate Voting Shares.  The Company also has the option to satisfy its obligation to pay interest through the issuance and sale of Subordinate Voting Shares.  The Convertible Debentures are unsecured and contain no financial ratio covenants.

9.           FAIR VALUE MEASUREMENTS – The following table provides the financial assets and liabilities carried at fair value measured on a recurring basis as of March 31, 2011:

		Fair value measurements at March 31, 2011
	Carrying value at
	March 31, 2011	Level 1	Level 2	Level 3

Interest rate swap liability	$533	$-	$533	$-
Contingent consideration liability	13,788	-	-	13,788

The fair value of the interest rate swap liability was determined using widely accepted valuation techniques.  The inputs to the measurement of the fair value of contingent consideration related to acquisitions made after December 31, 2008 are Level 3 inputs.  The fair value measurements were made using a discounted cash flows approach; significant model inputs were expected future operating cash flows and discount rates.  Changes in the fair value of the contingent consideration liability are comprised of the following:

2011

Balance, January 1	$13,312
Amounts recognized on acquisitions	323
Fair value adjustments	70
Foreign exchange	83
Balance, March 31	$13,788

Less: Current portion (included in "Accrued liabilities")	3,253
Non-current portion	$10,535

The carrying amounts for cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate fair values due to the short maturity of these instruments, unless otherwise indicated.  The following are estimates of the fair values of other financial instruments:

	March 31, 2011		December 31, 2010
	Carrying	Fair	Carrying	Fair
	amount	value	amount	value

Other receivables	$8,628	$8,628	$8,452	$8,452
Investment in Colliers International UK plc	8,293	7,099	8,993	12,677
Long-term debt	298,685	317,115	240,740	258,930
Convertible debentures	77,000	112,035	77,000	95,865

Other receivables include notes receivable from minority shareholders.  The investment in Colliers International UK plc is included under the balance sheet caption “Other assets”.

10.         NON-CONTROLLING INTERESTS – The minority equity positions in the Company’s subsidiaries are referred to as non-controlling interests (“NCI”).  The NCI are considered to be redeemable securities.  Accordingly, the NCI is recorded at the greater of (i) the redemption amount or (ii) the amount initially recorded as NCI at the date of inception of the minority equity position.  This amount is recorded in the “mezzanine” section of the balance sheet, outside of shareholders’ equity.  Changes in the NCI amount are recognized immediately as they occur.  The following table provides a reconciliation of the beginning and ending NCI amounts:

2011

Balance, January 1	$174,358
NCI share of earnings	246
NCI share of other comprehensive earnings	203
NCI redemption increment	5,816
Distributions paid to NCI	(3,822)
Purchases of interests from NCI, net	(1,091)
NCI recognized on business acquisitions	228
Balance, March 31	$175,938

The Company has shareholders’ agreements in place at each of its non-wholly owned subsidiaries.  These agreements allow the Company to “call” the non-controlling interest at a price determined with the use of a formula price, which is usually equal to a fixed multiple of average annual net earnings before extraordinary items, income taxes, interest, depreciation, and amortization.  The agreements also have redemption features which allow the owners of the NCI to “put” their equity to the Company at the same price subject to certain limitations.  The formula price is referred to as the redemption amount and may be paid in cash or in Subordinate Voting Shares.  The redemption amount as of March 31, 2011 was $159,933.  If all put or call options were settled with Subordinate Voting Shares as at March 31, 2011, approximately 4,700,000 such shares would be issued.

Increases or decreases to the formula price of the underlying shares are recognized in the Consolidated Statement of Earnings (Loss) as the NCI redemption increment.

11.         NET EARNINGS (LOSS) PER COMMON SHARE – Earnings per share calculations cannot be anti-dilutive, therefore diluted shares are not used in the denominator when the numerator is in a loss position.  The following table reconciles the basic and diluted common shares outstanding:

	Three months ended
	March 31
	2011	2010

Basic shares	30,275	29,694
Assumed exercise of Company stock options	483	215
Diluted shares	30,758	29,909

12.         STOCK-BASED COMPENSATION

Company stock option plan
The Company has a stock option plan for certain directors, officers and key full-time employees of the Company and its subsidiaries, other than its CEO.  Options are granted at the market price for the underlying shares on the date of grant.  Each option vests over a four-year term, expires five years from the date granted and allows for the purchase of one Subordinate Voting Share.  All Subordinate Voting Shares issued are new shares.  As at March 31, 2011, there were 525,750 options available for future grants.

Grants under the Company’s stock option plan are equity-classified awards.  There were 300,000 stock options granted during the three months ended March 31, 2011 (2010 - 520,000).  Stock option activity for the three months ended March 31, 2011 was as follows:

			Weighted average
		Weighted	remaining
	Number of	average	contractual life	Aggregate
	options	exercise price	(years)	intrinsic value
Shares issuable under options -
Beginning of period	1,850,300	$19.03
Granted	300,000	30.84
Exercised	(223,500)	19.73
Shares issuable under options -
End of period	1,926,800	$20.79	2.97	$33,218
Options exercisable - End of period	790,200	$20.99	2.10	$13,468

The amount of compensation expense recorded in the statement of earnings for the three months ended March 31, 2011 was $1,066 (2010 - $839).  As of March 31, 2011, there was $4,910 of unrecognized compensation cost related to non-vested awards which is expected to be recognized over the next 4 years.  During the three month period ended March 31, 2011, the fair value of options vested was $1,439 (2010 - $1,503).

Subsidiary stock option plans
The Company has stock option plans at its commercial real estate subsidiary entitling the holders to acquire a 14.9% interest in the subsidiary.  Grants under the subsidiary stock option plans are liability classified awards.  The fair value of the liability relating to these awards is calculated each period using the Black-Scholes option pricing model.  The fair value of the liability related to these awards as at March 31, 2011 was nil (December 31, 2010 - nil) and the compensation expense recognized related to the awards in the period ended March 31, 2011 was nil (2010 - nil).

13.         PREFERRED SHARES – A dividend of $0.4375 per Preferred Share, for the period December 31, 2010 up to but excluding March 31, 2011, was paid on March 31, 2011.  Each Preferred Share has a stated amount of $25.00.  As at March 31, 2011, the Company may redeem each Preferred Share for $25.25 payable in cash, or alternatively the Company may convert each Preferred Share into Subordinate Voting Shares based on a price of $25.25.  The redemption or conversion price is scheduled to decline such that the price will be fixed at $25.00 on and after August 1, 2011.  Holders of the Preferred Shares have no redemption or conversion rights.

14.         CONTINGENCIES – In the normal course of operations, the Company is subject to routine claims and litigation incidental to its business.  Litigation currently pending or threatened against the Company includes disputes with former employees and commercial liability claims related to services provided by the Company.  The Company believes resolution of such proceedings, combined with amounts set aside, will not have a material impact on the Company’s financial condition or the results of operations.

15.         SEGMENTED INFORMATION – The Company has three reportable operating segments. The segments are grouped with reference to the nature of services provided and the types of clients that use those services.  The Company assesses each segment’s performance based on operating earnings or operating earnings before depreciation and amortization.  CRE provides commercial property brokerage and other advisory services to clients in North America and in various other countries around the world.  Residential Property Management provides property management and related property services to residential communities in North America.  Property Services provides franchised and Company-owned property services to customers in North America. Corporate includes the costs of operating the Company’s corporate head office.

OPERATING SEGMENTS
	Commercial	Residential
	Real Estate	Property	Property
	Services	Management	Services	Corporate	Consolidated

Three months ended March 31

2011
Revenues	$195,599	$168,234	$114,509	$40	$478,382
Operating (loss) earnings	(3,368)	6,797	8,981	(3,787)	8,623

2010
Revenues	$154,085	$146,851	$101,412	$43	$402,391
Operating (loss) earnings	(459)	8,311	8,601	(4,321)	12,132

GEOGRAPHIC INFORMATION

	United States	Canada	Australia	Other	Consolidated

Three months ended March 31

2011
Revenues	$340,360	$62,010	$31,093	$44,919	$478,382
Total long-lived assets	465,597	77,094	56,104	59,228	658,023

2010
Revenues	$298,736	$41,977	$26,881	$34,797	$402,391
Total long-lived assets	428,271	51,985	37,838	58,927	577,021

FIRSTSERVICE CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2011
(in US dollars)
April 29, 2011

The following Management’s Discussion and Analysis (“MD&A”) should be read together with the unaudited interim consolidated financial statements of FirstService Corporation (the “Company” or “FirstService”) for the three month period ended March 31, 2011 and the Company’s audited consolidated financial statements, and MD&A, for the year ended December 31, 2010.  The interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”).  All financial information herein is presented in United States dollars.

The Company has prepared this MD&A with reference to National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators (the "CSA").  Under the U.S./Canada Multijurisdictional Disclosure System, the Company is permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States.  This MD&A provides information for the three month period ended March 31, 2011 and up to and including April 29, 2011.

Additional information about the Company, including the Company’s Annual Information Form, which is included in FirstService’s Annual Report on Form 40-F, can be found on SEDAR at www.sedar.com and on the US Securities and Exchange Commission website at www.sec.gov.

Consolidated review

During the first quarter of 2011, each of our three divisions reported strong internal revenue growth amid a backdrop of improving global economic fundamentals, and conditions that remained challenging in the US residential real estate and consumer sectors. Acquisitions completed in the past twelve months in our Residential Property Management and Commercial Real Estate Services divisions provided additional revenue growth. These acquisitions, which are in the process of being integrated into our operations, serve to increase the geographic footprint of our existing service lines.

We are the largest member of Colliers International, a global commercial real estate services organization operating under a common brand. In January 2010, the members of Colliers International voted to align the governance structure of the organization with the economic interests of the members, resulting in FirstService gaining control over the Colliers International brand. Gaining control over the brand was a significant strategic step that is expected to result in a more consistent brand identity around the world and in our clients receiving more consistent service delivery across markets.

Results of operations - three months ended March 31, 2011

Revenues for our first quarter were $478.4 million, 19% higher than the comparable prior year quarter.  Recent acquisitions contributed 6% to revenues, while the positive impact of foreign exchange relative to the US dollar increased revenues by 2%. Internally generated revenues, after considering the effects of acquisitions and foreign exchange, increased 11%.

Adjusted EBITDA (see “Reconciliation of non-GAAP measures” below) for the first quarter was $22.6 million versus $20.1 million reported in the prior year quarter. Our Adjusted EBITDA margin was 4.7% of revenues versus 5.0% of revenues in the prior year quarter, primarily as a result of margin reductions in our Property Services and Residential Property Management segments. The operating earnings for the quarter were $8.6 million, down from $12.1 million in the prior year period, primarily on account of a $4.6 million gain included in operating earnings that was realized in the prior year on the resolution of an acquisition-related liability.

Depreciation and amortization expense totalled $12.1 million for the quarter relative to $11.5 million for the prior year quarter, with the increase primarily related to amortization arising from recent acquisitions.

Net interest expense was $4.4 million versus $4.1 million recorded in the prior year quarter. The average interest rate on debt during the quarter was 5.3%, relative to 5.4% in the prior year quarter. The increase in interest expense was attributable to increased borrowings on the revolving credit facility on account of acquisitions completed during the past twelve months.

The consolidated income tax rate for the quarter was 141%, relative to a 3% recovery of income before income tax and non-controlling interest in the prior year quarter. The current and prior period rates were impacted by valuation allowances with respect to deferred income tax assets in connection with operating loss carry-forwards (see discussion below). The prior year rate was favourably impacted by the extinguishment of uncertain tax positions and the resolution of a contingent liability initially recognized on the acquisition of a business which amounted to $4.6 million and was not taxable.

The net loss for the quarter was $1.3 million, versus earnings of $6.6 million in the prior year quarter. The prior year’s earnings were favourably impacted by the resolution of the acquisition-related contingent liability and the extinguishment of uncertain tax positions, as noted above.

Our Commercial Real Estate (“CRE”) segment generated $195.6 million of revenues during the first quarter, an increase of 27%, which included a 4% increase related to foreign currency exchange rate fluctuations relative to the US dollar and a 10% increase related to recent acquisitions. Internal revenue growth measured in local currency was 13%, and was comprised primarily of increased brokerage activity.  Regionally, North America internal revenues were up 18% (15% on a local currency basis), Asia Pacific internal revenues were up 19% (11% on a local currency basis) and Central Europe & Latin America internal revenues were up 10% (8% on a local currency basis). First quarter Adjusted EBITDA was $2.6 million, versus $0.9 million in the year-ago period. The increase was attributable to operating leverage, offset by additional investments in personnel and infrastructure, particularly in the US, and Colliers International re-branding costs incurred during the current quarter to achieve consistency in the global brand identity.

The Residential Property Management segment reported revenues of $168.2 million for the first quarter, up 15% versus the prior year quarter.  Excluding the impact of recently completed acquisitions, internal revenues were up 7%. Internal revenues resulted from property management and rental management contract wins. We recently won several contracts to provide rental management services to mortgage lenders interested in earning a cash return on their foreclosed properties as an alternative to resale; rental management is expected to remain a relatively small part of our business, but it did impact growth metrics for the current quarter. Adjusted EBITDA was $11.5 million relative to $11.6 million in the prior year quarter. Current year results were adversely impacted by greater off-season operating losses in our swimming pool management and restoration operation as well as ongoing pricing pressure in our core property management operations, where securing price increases from clients has been challenging given the current economic environment.

First quarter Property Services revenues were $114.5 million, up 13% relative to the prior year period, with increases in revenues at both our franchise systems and our foreclosure services business.  Adjusted EBITDA for the quarter was $11.3 million versus $10.9 million in the prior year period. Our foreclosure services operation generated margins similar to those of the past three quarters, but lower than the first quarter of 2010, consistent with existing client contracts and service level requirements. In addition, we incurred startup costs for a new California Closets branchise in southern California and we accelerated franchisee recruiting spending in our Certa Pro Painters franchise system relative to the prior year period.

Corporate costs were $3.7 million for the quarter, relative to $4.3 million in the prior year period.  The current period’s results reflect a reduction in performance-based incentive compensation expense relative to the prior year period.

Deferred income tax valuation allowance

We have incurred net operating losses for tax purposes in our CRE operations during the past three years. The accounting impact of such losses is the recognition of deferred tax assets representing the future benefit of the tax loss carry-forwards. As a result of uncertainty surrounding the realization of the benefit of the tax loss carry-forwards, a valuation allowance was recognized against the deferred income tax assets. During the three months ended March 31, 2011, we recognized a valuation allowance, and corresponding additional income tax expense, in the amount of $4.0 million (2010 - $3.9 million). The total valuation allowance as of March 31, 2011 was $59.6 million (December 31, 2010 - $55.6 million). The most significant factor leading to the determination that a valuation allowance was necessary is historical losses and uncertainty in the near-term outlook for taxable income in our US and European CRE operations. The operating losses have a remaining statutory carry-forward period of 17 to 20 years.

Summary of quarterly results (unaudited)

The following table sets forth FirstService’s unaudited quarterly consolidated results of operations data for each of the eight most recent quarters. The information in the table below has been derived from FirstService’s unaudited interim consolidated financial statements that, in management’s opinion, have been prepared on a consistent basis and include all adjustments necessary for a fair presentation of information.  The information below is not necessarily indicative of results for any future quarter.

Quarter	Q1	Q2	Q3	Q4
(in thousands of US dollars, except per share amounts)

YEAR ENDING DECEMBER 31, 2011
Revenues	$478,382
Operating earnings	8,623
Net earnings (loss) per common share:
Basic	(0.33)
Diluted	(0.33)

YEAR ENDED DECEMBER 31, 2010
Revenues	$402,391	$501,372	$530,418	$552,090
Operating earnings	12,132	31,707	32,234	21,459
Net earnings (loss) per common share:
Basic	(0.02)	0.08	0.18	(0.12)
Diluted	(0.02)	0.08	0.18	(0.12)

YEAR ENDED DECEMBER 31, 2009
Revenues		$425,344	$451,080	$465,789
Operating earnings		25,429	28,143	18,882
Net earnings (loss) per common share:
Basic		(0.07)	0.16	(0.32)
Diluted		(0.07)	0.16	(0.32)

OTHER DATA
Adjusted EBITDA - 2011	$22,631
Adjusted EBITDA - 2010	20,066	$44,578	$45,668	$36,996
Adjusted EBITDA - 2009		41,183	43,511	35,954

Seasonality and quarterly fluctuations

Certain segments of the Company's operations are subject to seasonal variations. The seasonality of the service lines noted below results in variations in quarterly revenues and operating margins. Variations can also be caused by acquisitions or dispositions, which alter the consolidated service mix.

The CRE segment generates peak revenues and earnings in the month of December followed by a low in January and February as a result of the timing of closings on commercial real estate brokerage transactions. Revenues and earnings during the balance of the year are relatively even. These brokerage operations comprise approximately 25% of annual consolidated revenues.

Reconciliation of non-GAAP measures

In this MD&A, we make reference to “Adjusted EBITDA” and “Adjusted earnings per common share”, which are financial measures that are not calculated in accordance with GAAP.

Adjusted EBITDA is defined as net earnings (loss), adjusted to exclude: (i) income tax; (ii) other expense (income); (iii) interest expense; (iv) depreciation and amortization; (v) acquisition-related items; and (vi) stock-based compensation expense. We use Adjusted EBITDA to evaluate our own operating performance and our ability to service debt, as well as an integral part of our planning and reporting systems. Additionally, we use this measure in conjunction with discounted cash flow models to determine the Company’s overall enterprise valuation and to evaluate acquisition targets.  We present Adjusted EBITDA as a supplemental measure because we believe such measure is useful to investors as a reasonable indicator of operating performance because of the low capital intensity of the Company’s service operations.  We believe this measure is a financial metric used by many investors to compare companies, especially in the services industry.  This measure is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings or cash flow from operating activities, as determined in accordance with GAAP.  Our method of calculating Adjusted EBITDA may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers.  A reconciliation of net earnings (loss) to Adjusted EBITDA appears below.

	Three months ended
(in thousands of US dollars)	March 31
	2011	2010

Net earnings (loss)	$(1,290)	$6,637
Income tax	4,455	(213)
Other expense	1,077	1,632
Interest expense, net	4,381	4,076
Operating earnings	8,623	12,132
Depreciation and amortization	12,070	11,511
Acquisition-related items	872	(4,559)
Stock-based compensation expense	1,066	982
Adjusted EBITDA	$22,631	$20,066

Adjusted earnings per share is defined as diluted net earnings (loss) per common share, adjusted for the effect, after income tax, of: (i) the non-controlling interest redemption increment; (ii) amortization expense related to intangible assets recognized in connection with acquisitions; (iii) acquisition-related items; (iv) stock-based compensation expense; and (v) deferred income tax valuation allowances related to tax loss carry-forwards. We believe this measure is useful to investors because it provides a supplemental way to understand the underlying operating performance of the Company and enhances the comparability of operating results from period to period. Adjusted earnings per share is not a recognized measure of financial performance under GAAP, and should not be considered as a substitute for diluted net earnings per common share, as determined in accordance with GAAP. Our method of calculating this non-GAAP measure may differ from other issuers and, accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings (loss) attributable to common shareholders to adjusted net earnings and of diluted net earnings (loss) per common share to Adjusted earnings per common share appears below.

	Three months ended
(in thousands of US dollars)	March 31
	2011	2010

Net earnings (loss) attributable to common shareholders	$(9,877)	$(526)
Non-controlling interest redemption increment	5,816	290
Acquisition-related items	872	(4,559)
Amortization of intangible assets	4,934	4,751
Stock-based compensation expense	1,066	982
Income tax on adjustments	(2,112)	(1,989)
Deferred income tax valuation allowance	4,274	3,898
Non-controlling interest on adjustments	(544)	1,538
Adjusted net earnings	$4,429	$4,385

	Three months ended
(in US dollars)	March 31
	2011	2010

Net earnings (loss) per common share	$(0.33)	$(0.02)
Non-controlling interest redemption increment	0.19	0.01
Acquisition-related items	0.03	(0.08)
Amortization of intangible assets, net of tax	0.10	0.10
Stock-based compensation expense, net of tax	0.02	0.02
Deferred income tax valuation allowance	0.13	0.12
Adjusted earnings per common share	$0.14	$0.15

We believe that the presentation of Adjusted EBITDA and Adjusted earnings per common share, which are non-GAAP financial measures, provides important supplemental information to management and investors regarding financial and business trends relating to the Company’s financial condition and results of operations.  We use these non-GAAP financial measures when evaluating operating performance because we believe that the inclusion or exclusion of the items described above, for which the amounts are non-cash or non-recurring in nature, provides a supplemental measure of our operating results that facilitates comparability of our operating performance from period to period, against our business model objectives, and against other companies in our industry.  We have chosen to provide this information to investors so they can analyze our operating results in the same way that management does and use this information in their assessment of our core business and the valuation of the Company.  Adjusted EBITDA and Adjusted earnings per common share are not calculated in accordance with GAAP, and should be considered supplemental to, and not as a substitute for, or superior to, financial measures calculated in accordance with GAAP.  Non-GAAP financial measures have limitations in that they do not reflect all of the costs or benefits associated with the operations of our business as determined in accordance with GAAP.  As a result, investors should not consider these measures in isolation or as a substitute for analysis of our results as reported under GAAP.

Liquidity and capital resources

During the three month period ended March 31, 2011, $49.2 million of cash was used in operating activities, primarily on account of working capital movements. In the comparable prior year period, cash used was $25.2 million. The net cash usage in both years is attributable to CRE brokerage transactions, which reach a seasonal revenue peak in December and are followed up with commission and incentive compensation payouts in the first quarter. In the second, third and fourth quarters of 2011, we expect positive cash flow from operating activities. We believe that cash from operations and other existing resources will continue to be adequate to satisfy the ongoing working capital needs of the Company.

We purchased 468,770 Subordinate Voting Shares on the open market during the quarter ended March 31, 2011 at an average price of $32.03 per share, totalling $15.0 million. The purchased shares were cancelled.

For the three months ended March 31, 2011, capital expenditures were $5.3 million.  Significant purchases included information technology systems in the CRE segment.  Based on our current operations, capital expenditures for the year ending December 31, 2011 are expected to be approximately $35 million.

Net indebtedness as at March 31, 2011 was $290.4 million, versus $217.4 million at December 31, 2010. Net indebtedness is calculated as the current and non-current portion of long-term debt less cash and cash equivalents.  The change in indebtedness resulted primarily from purchases of fixed assets, purchases of non-controlling interests and business acquisitions. We are in compliance with the covenants within our financing agreements as at March 31, 2011 and, based on our outlook for the balance of the year, we expect to remain in compliance with these covenants. We had $63.5 million of available un-drawn credit as of March 31, 2011, and a further $50.0 million available under an accordion provision subject to lender approval.

In relation to acquisitions completed during the past three years, we have outstanding contingent consideration totalling $38.0 million as at March 31, 2011 ($37.5 million as at December 31, 2010) assuming all contingencies are satisfied and payment is due in full. Such payments, if any, are due during the period extending to December 2013. On pre-January 1, 2009 acquisitions, the amount of the contingent consideration is not recorded as a liability unless the outcome of the contingency is resolved and additional consideration is paid or payable and is recorded as additional costs of the acquired businesses. On post-December 31, 2008 acquisitions, the contingent consideration liability is recognized at fair value upon acquisition and is updated to fair value each quarter, unless it contains an element of compensation, in which case such element is treated as compensation expense over the contingency period. The contingent consideration is based on achieving specified earnings levels, and is paid or payable at the end of the contingency period, which extends to December 2013.  We estimate that, based on current operating results, approximately 80% of the contingent consideration outstanding as of March 31, 2011 will ultimately be paid.

The following table summarizes our contractual obligations as at March 31, 2011:

Contractual obligations	Payments due by period
(in thousands of US dollars)		Less than			After
	Total	1 year	1-3 years	4-5 years	5 years

Long-term debt	$296,532	$38,090	$192,622	$65,000	$820
Convertible debentures	77,000	-	-	77,000	-
Capital lease obligations	2,153	1,270	810	73	-
Operating leases	251,442	57,234	87,451	47,210	59,547

Total contractual obligations	$627,127	$96,594	$280,883	$189,283	$60,367

At March 31, 2011, we had commercial commitments totaling $12.4 million comprised of letters of credit outstanding due to expire within one year.  We are required to make semi-annual payments of interest on our senior notes and Convertible Debentures at a weighted average interest rate of 6.1%.

Non-controlling interests

In most operations where managers, employees or brokers are also minority owners, the Company is party to shareholders’ agreements. These agreements allow us to “call” the minority position at a value determined with the use of a formula price, which is in most cases equal to a multiple of trailing two-year average earnings, less debt.  Minority owners may also “put” their interest to the Company at the same price, with certain limitations including (i) the inability to “put” more than 50% of their holdings in any twelve-month period and (ii) the inability to “put” any holdings for at least one year after the date of our initial acquisition of the business or the date the minority shareholder acquired the stock, as the case may be. The total value of the minority shareholders’ interests (the “redemption amount”), as calculated in accordance with shareholders’ agreements, was as follows.

	March 31	December 31
(in thousands of US dollars)	2011	2010

Commercial Real Estate	$43,435	$43,086
Residential Property Management	64,868	66,017
Property Services	51,630	51,322
	$159,933	$160,425

The amount recorded on our balance sheet under the caption “non-controlling interests” is the greater of: (i) the redemption amount (as above) or (ii) the amount initially recorded as NCI at the date of inception of the minority equity position.  As at March 31, 2011, the NCI recorded on the balance sheet was $175.9 million. The purchase prices of the NCI may be paid in cash or in Subordinate Voting Shares of FirstService.

Off-balance sheet arrangements

We do not have any material off-balance sheet arrangements other than those disclosed in notes 14 and 21 to the December 31, 2010 audited consolidated financial statements.

Critical accounting policies and estimates

The preparation of consolidated financial statements requires management to make estimates and assumptions with respect to the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. These estimates and assumptions are based upon management’s historical experience and are believed by management to be reasonable under the circumstances. Such estimates and assumptions are evaluated on an ongoing basis and form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ significantly from these estimates. Our critical accounting policies and estimates have been reviewed and discussed with our Audit Committee. There have been no material changes to our critical accounting policies and estimates from those disclosed in the Company’s MD&A for the year ended December 31, 2010.

Recently adopted accounting standards

On January 1, 2011, we adopted a consensus of the Emerging Issues Task Force on multiple-deliverable revenue arrangements (ASU 2009-13).  This consensus provides amendments to the existing criteria for separating consideration in multiple-deliverable revenue arrangements, and is expected to result in more separation of revenue elements than under existing accounting guidance.  The consensus also requires enhanced disclosures of the nature and terms of an entity’s multiple-deliverable arrangements, significant estimates, timing of delivery or performance and the general timing of revenue recognition.  The adoption of this consensus did not have a material effect on our results of operations or financial position.

Impact of IFRS

On January 1, 2011, many Canadian companies were required to adopt International Financial Reporting Standards (“IFRS”). In 2004, in accordance the rules of the CSA, the Company elected to report exclusively using U.S. GAAP. Under the rules of the CSA, the Company is permitted to continue preparing its financial statements in accordance with U.S. GAAP and, as a result, did not adopt IFRS on January 1, 2011.

Financial instruments

We use financial instruments as part of our strategy to manage the risk associated with interest rates and currency exchange rates. We do not use financial instruments for trading or speculative purposes.

Outstanding share data

The authorized capital of the Company consists of an unlimited number of preference shares, issuable in series, of which are authorized an unlimited number of 7% Cumulative Preference Shares, Series 1 (the “Preferred Shares”),

an unlimited number of Subordinate Voting Shares and an unlimited number of Multiple Voting Shares.  The holders of Subordinate Voting Shares are entitled to one vote in respect of each Subordinate Voting Share held at all meetings of the shareholders of the Company. The holders of Multiple Voting Shares are entitled to twenty votes in respect of each Multiple Voting Share held at all meetings of the shareholders of the Company. The holders of the Preferred Shares are not entitled, except as otherwise provided by law or in the conditions attaching to the preference shares as a class, to receive notice of, attend or vote at any meeting of the shareholders of the Company. Each Multiple Voting Share is convertible into one Subordinate Voting Share at any time at the election of the holders thereof. The Preferred Shares are redeemable for cash or convertible into Subordinate Voting Shares at the option of the Company at any time as set out in the Articles of the Company.

The Company also has outstanding $77.0 million principal amount of Convertible Debentures. The Convertible Debentures mature on December 31, 2014 and accrue interest at the rate of 6.50% per annum payable semi-annually in arrears on June 30 and December 31 in each year, commencing June 30, 2010. At the holder’s option, the Convertible Debentures may be converted into Subordinate Voting Shares of FirstService at any time prior to the close of business on the earlier of the business day immediately preceding either the maturity date and the date specified by FirstService for redemption of the Convertible Debentures. The conversion price is $28.00 for each Subordinate Voting Share, subject to adjustment in certain circumstances. The Convertible Debentures will not be redeemable before December 31, 2012. On and after December 31, 2012 and prior to December 31, 2013, the Convertible Debentures may be redeemed in whole or in part from time to time at FirstService’s option, provided that the volume weighted average trading price of the Subordinate Voting Shares on the Toronto Stock Exchange (converted into a US dollar equivalent) during the 20 consecutive trading days ending on the fifth trading day preceding the date on which the notice of the redemption is given is not less than 125% of the conversion price. On and after December 31, 2013 and prior to the maturity date, FirstService may, at its option, redeem the Convertible Debentures, in whole or in part, from time to time at par plus accrued and unpaid interest. Subject to specified conditions, FirstService has the right to repay the outstanding principal amount of the Convertible Debentures, on maturity or redemption, through the issuance of Subordinate Voting Shares. FirstService also has the option to satisfy its obligation to pay interest through the issuance and sale of Subordinate Voting Shares. A summary of additional terms of the Convertible Debentures is set out in the section entitled “Description Of The Securities Being Distributed” contained in the Company’s prospectus dated November 3, 2009 qualifying the distribution of the Convertible Debentures, which section is incorporated herein by reference.

As of the date hereof, the Company has outstanding 28,784,310 Subordinate Voting Shares, 1,325,694 Multiple Voting Shares and 5,772,274 Preferred Shares.  In addition, as at the date hereof: (a) 1,889,800 Subordinate Voting Shares are issuable upon exercise of options granted under the Company stock option plan; and (b) 2,750,000 Subordinate Voting Shares are issuable upon conversion or redemption or in respect of repayment at maturity of the outstanding Convertible Debentures (using the conversion price of $28.00 for each Subordinate Voting Share), with a maximum of 3,871,290 Subordinate Voting Shares being issuable upon conversion of the Convertible Debentures following certain “change of control” transactions.  During the three month period ended March 31, 2011, the Company repurchased 468,770 Subordinate Voting Shares (2010 – nil) and no Preferred Shares (2010 – nil) on the open market under its Normal Course Issuer Bid.

Canadian tax treatment of preferred dividends

For the purposes of the enhanced dividend tax credit rules contained in the Income Tax Act (Canada) and any corresponding provincial and territorial tax legislation, all dividends (and deemed dividends) paid by us to Canadian residents on our Preferred Shares are designated as “eligible dividends”. Unless stated otherwise, all dividends (and deemed dividends) paid by us hereafter are designated as “eligible dividends” for the purposes of such rules.

Changes in internal controls over financial reporting

There have been no changes in our internal controls over financial reporting during the three month period ended March 31, 2011 that have materially affected or are reasonably likely to materially affect our internal controls over financial reporting.

Forward-looking statements

This MD&A contains forward-looking statements. The words “believe,” “anticipate,” “estimate,” “plan,” “expect,” “intend,” “may,” “project,” “will,” “would,” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These statements reflect management’s current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant known and unknown risk and uncertainties. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Factors which may cause such differences include, but are not limited to, those set out below and those set out in detail in the “Risk Factors” section of the Company’s Annual Information Form, which is included in the Company’s Annual Report on Form 40-F:

•	Economic conditions, especially as they relate to credit availability and consumer spending.
•	Commercial real estate property values, vacancy rates, and general conditions of financial liquidity for real estate transactions.
•	Extreme weather conditions impacting demand for our services or our ability to perform those services.
•	Economic deterioration impacting our ability to recover goodwill and other intangible assets.
•	Ability to generate cash from our businesses to fund future acquisitions and meet our debt obligations.
•	The effects of changes in foreign exchange rates in relation to the US dollar on our Canadian dollar, Australian dollar and Euro denominated revenues and expenses.
•	Risks arising from any regulatory review and litigation.
•	Changes in government policies at the federal, state/provincial or local level that may adversely impact our businesses.

We caution that the foregoing list is not exhaustive of all possible factors, as other factors could adversely affect our results, performance or achievements. The reader is cautioned against undue reliance on these forward-looking statements. Although we believe that the assumptions underlying our forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in such forward-looking statements will be realized.  The inclusion of such forward-looking statements should not be regarded as a representation by the Company or any other person that the future events, plans or expectations contemplated by the Company will be achieved.  We note that past performance in operations and share price are not necessarily predictive of future performance.  We disclaim any intention and assume no obligation to update or revise any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

Additional information

Additional information regarding the Company, including our Annual Information Form, is available on SEDAR at www.sedar.com.